UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                Amendment No. 11
                    Under the Securities Exchange Act of 1934


                            WELLCO ENTERPRISES, INC.
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                               (Name of Issuer)
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                          Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)
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                                    949476105
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                                 (CUSIP Number)
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David Lutz, Wellco Enterprises, Inc. P. O. Box 188, Waynesville,  North Carolina
28786
                                  828-456-3545
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(Name,  Address and Telephone Number of person Authorized to Receive Notices and
Communications)
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                                FEBRUARY 24, 2004
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             (Date of Event Which Requires Filing of this Statement )
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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



-------------------
CUSIP NO. 949476105
-------------------

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1        NAMES OF REPORTING PERSON'S S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSON
         James T. Emerson
         ###-##-####
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2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
          Not Applicable
         (a) [     ]

         (b) [     ]
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3        SEC USE ONLY



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4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         PF, OO
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)
         Not Applicable
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                              7       SOLE VOTING POWER
NUMBER OF SHARES                      747,084
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BENEFICIALLY                  8       SHARED VOTING POWER
OWNED                                 -0-
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BY EACH REPORTING             9       SOLE DISPOSITIVE POWER
PERSON                                747,084
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WITH                          10      SHARED DISPOSITIVE POWER
                                      -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         747,084
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCEEDS CERTAIN SHARES (SEE
         INSTRUCTIONS)      [    ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55.6%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
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



Item 1. Security and Issuer.

    No change

Item 2. Identity and Background.

    No change

Item 3. Source and Amount of Funds or other Consideration.

    No change

Item 4. Purpose of Transaction.

    No change

Item 5. Interest in Securities of the Issuer.

    (a) The Reporting Person beneficially owns 747,084 shares of the Common Stock of Wellco Enterprises, Inc., or 55.6% of the number of shares outstanding on February 24, 2004.

    (b) The Reporting Person directly owns 747,084 shares of the Common Stock of Wellco Enterprises, Inc. as to which he has sole power to vote or dispose.

    (c) The Reporting Person made the following open market sales of the Common Stock of Wellco Enterprises, Inc. in the past 60 days:

             -------------------------------------------------------------------
             Date of Transaction  Amount (Shares) of            Price Per Share
                                  Securities Involved
             -------------------------------------------------------------------
             2/24/2004            10,000                              $17.63
             -------------------------------------------------------------------
             2/25/2004            9,888                               $20.24
             -------------------------------------------------------------------

    (d) The Reporting Person has the right to receive dividends from and the proceeds from the sale of the shares of the Common Stock of Wellco Enterprises, Inc. owned directly by him.


    (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    No change



Item 7. Materials to Be Filed As Exhibits.

    No change

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Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 27, 2004
Date




/s/James T. Emerson

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